Hydro One Reports Third Quarter Earnings

Hydro One's focus on customer advocacy, partnership, and long-term financial stability results in positive performance

TORONTO, November 6, 2020 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2020.
Third Quarter Highlights
•High demand for electricity led to earnings per share (EPS) of $0.47, compared to EPS of $0.40, for the same period in 2019.
•Hydro One continued to support its customers by extending its ban on residential electricity disconnections and keeping in place its Pandemic Relief Program.
•A Silver level certification from the Canadian Council for Aboriginal Business and the Ontario Energy Association's Leader of the Year award demonstrated the continued commitment to excellence.
•Hydro One announced that members of the Power Workers' Union (PWU) ratified the renewal of two collective agreements.
•The Company's capital investments and in-service additions for the third quarter were $500 million and $371 million, respectively, compared to $424 million and $433 million in the same quarter in 2019.
•Hydro One Limited announced that it will exercise its option to redeem all of its outstanding Series 1 Preferred Shares on November 20, 2020. The shares will be replaced by $425 million notes issued by the Company in October 2020 at competitive rates.
•Subsequent to the quarter, Hydro One Inc. successfully issued $1.2 billion of Medium Term Notes at competitive rates.
•The Company completed the purchase of the business and distribution assets of Peterborough Distribution Inc. on August 1st, 2020 and completed the acquisition of Orillia Power Distribution Corporation on September 1, 2020.
•Quarterly dividend declared at $0.2536 per share, payable December 31, 2020.
"Hydro One's team remains dedicated to delivering exceptional service and support to our customers,” said Mark Poweska, President and CEO, of Hydro One. “By focusing on the priorities of the business and executing against our plans, we continue to demonstrate long-term benefits to our customers, employees and shareholders."

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2020	2019	2020	2019

Revenues	1,903	1,593	5,423	4,765
Purchased power	993	737	2,808	2,197
Revenues, net of purchased power[1]	910	856	2,615	2,568
Net income attributable to common shareholders	281	241	1,609	567
Adjusting items	—	—	(867)	140
Adjusted net income attributable to common shareholders[1]	281	241	742	707

Basic EPS	$0.47	$0.40	$2.69	$0.95
Diluted EPS	$0.47	$0.40	$2.68	$0.95
Basic Adjusted EPS[1]	$0.47	$0.40	$1.24	$1.19
Diluted Adjusted EPS[1]	$0.47	$0.40	$1.24	$1.18

Net cash from operating activities	680	648	1,603	1,063
Capital investments	500	424	1,301	1,105
Assets placed in-service	371	433	761	854

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,831	20,954	20,392	19,981
Distribution: Electricity distributed to Hydro One customers (GWh)	7,132	6,627	20,829	20,438
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2020 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $281 million during the quarter, compared to $241 million in the same period of 2019. This resulted in EPS and adjusted EPS of $0.47, compared to EPS and adjusted EPS of $0.40 in the prior year.
Revenues, net of purchased power, for the third quarter were $54 million higher than last year, mainly due to higher transmission revenues primarily due to higher peak demand, and higher distribution revenues as a result of Ontario Energy Board (OEB)-approved rates, as well as stronger consumption.
Operation, maintenance and administration (OM&A) costs in the third quarter of 2020, which include COVID-19 related costs as further discussed below, were slightly higher than last year. The increase is attributable to additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral, which have been offset by lower vegetation management expenditures.
Income tax expense for the third quarter of 2020 was higher than the prior year due to higher income before taxes, partially offset by higher net tax deductions primarily related to tax depreciation in excess of depreciation.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $500 million during the third quarter of 2020, and placed $371 million of new assets in-service.
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to

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Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company has returned to full capacity within its field operations and has experienced only one suspected case of workplace transmission, which occurred following the end of the quarter.
While most of Hydro One's office and administrative staff continue to work remotely, the Company has opened office locations to a portion of its workforce throughout the province, following the implementation of enhanced safety measures. Hydro One remains focused on ensuring that its teams are equipped to operate safely as the Company continues to advance its work on capital and operating work programs that were deferred earlier in the year, where it is safe to do so.
Included in the Company's results for the third quarter and nine months ended September 30, 2020 are costs incurred as a result of the COVID-19 pandemic. OM&A costs in the quarter include $5 million of COVID-19 related expenses, which are primarily attributable to additional facility related expenditures. On a year-to-date basis, COVID-19 related OM&A expenditures of $32 million also include costs associated with the temporary stand-down of the Company’s work-force and other sustainment work performed in prior quarters, and have been partially offset by the timing of work program expenditures which have been temporarily deferred.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as they will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Electricity consumption and demand can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One has continued to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Selected Operating Highlights
Hydro One announced the extension on its ban on residential electricity disconnections to ensure that no customer is disconnected at a time when support is needed most. Hydro One also announced that its Pandemic Relief Program will remain in place to provide financial relief and payment flexibility to customers experiencing hardship.
A Silver level certification from the Canadian Council for Aboriginal Business was awarded to Hydro One for its commitments to building lasting, strong and mutually beneficial relationships with Indigenous communities. The Ontario Energy Association's Leader of the Year award was given to Mark Poweska which demonstrates Hydro One’s continued commitment to excellence.
The PWU members voted in favour of two renewal collective agreements: the main collective agreement, which includes front-line staff, and the Customer Service Operations collective agreement, which includes staff in customer facing roles.
Hydro One Limited announced that it will exercise its option to redeem all of its outstanding Series 1 Preferred Shares on November 20, 2020 for an aggregate redemption price of $423 million. The shares will be replaced by Hydro One Limited’s $425 million principal amount of 1.41% notes due October 15, 2027.
In October 2020, following the end of the quarter, Hydro One Inc. raised $1.2 billion of Medium Term Notes consisting of $600 million aggregate principal amount of 0.71% Medium Term Notes, Series 48, due 2023, $400 million aggregate principal amount of 1.69% Medium Term Notes, Series 49, due 2031, and $200 million aggregate principal amount issued through a reopening of its 2.71% Medium Term Notes, Series 47, due 2050. Hydro One Inc. expects to use the net proceeds of this offering to repay and/or prepay maturing long-term and short-term debt and for general corporate purposes.
On August 1st, 2020, the Company completed the purchase of the business and distribution assets of Peterborough Distribution Inc. from the City of Peterborough. On September 1, 2020, the Company completed the acquisition of Orillia Power Distribution Corporation from the City of Orillia.

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Common Share Dividends
Following the conclusion of the third quarter, on November 5, 2020, the Company declared a quarterly cash dividend to common shareholders of $0.2536 per share to be paid on December 31, 2020 to shareholders of record on December 9, 2020.
Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019

Revenues
Transmission	483	443	1,342	1,245
Distribution	1,410	1,140	4,050	3,490
Other	10	10	31	30
Total revenues	1,903	1,593	5,423	4,765

Revenues, net of purchased power
Transmission	483	443	1,342	1,245
Distribution	417	403	1,242	1,293
Other	10	10	31	30
Total revenues, net of purchased power	910	856	2,615	2,568

Operation, maintenance and administration costs
Transmission	102	96	318	296
Distribution	145	148	434	448
Other	15	15	45	198
Total operation, maintenance and administration costs	262	259	797	942

Income (loss) before financing charges and taxes
Transmission	268	232	690	607
Distribution	167	153	503	541
Other	(7)	(7)	(20)	(174)
Total income before financing charges and taxes	428	378	1,173	974

Capital investments
Transmission	309	276	796	724
Distribution	190	146	502	375
Other	1	2	3	6
Total capital investments	500	424	1,301	1,105

Assets placed in-service
Transmission	196	294	383	509
Distribution	174	129	376	331
Other	1	10	2	14
Total assets placed in-service	371	433	761	854
This press release should be read in conjunction with the Company’s third quarter 2020 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2019 can be accessed at www.HydroOne.com/Investors and www.sedar.com.

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Quarterly Investment Community Teleconference
The Company’s third quarter 2020 results teleconference with the investment community will be held on November 6, 2020 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s third quarter 2020 results call, conference ID 5952718 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion.
Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company’s continued service and support to customers; including the continued provision of the Pandemic Relief Program; investments in reliability and performance of the electricity systems; statements that the Company will redeem all of its outstanding Series 1 Preferred Shares and the timing for the redemption of such shares; the anticipated use of the net proceeds from Hydro One Inc.’s offering of medium term notes; the impact of COVID-19 on the Company’s business, operations and service; the Company’s priorities in its response to COVID-19 and the mitigation measures taken; and dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that

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could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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